UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 12, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update regarding joint venture relating to Panama, Costa Rica and Nicaragua

As previously announced by Selina Hospitality PLC (the “Company”) via a Report on Form 6-K issued on January 4, 2024, the Company and certain of its subsidiaries received a default and reservation of rights notice from YAM at Selina Ops, L.P. (“YAM”) on December 27, 2023 (the “Default Notice”), pertaining to the Company’s failure to keep ordinary shares held by YAM registered under an effective registration statement and make certain payments to YAM as required under the second amendment (“Second Amendment”) to a separation and amendment agreement, initially dated June 3, 2022 (as subsequently amended, the “Separation Agreement”), and entered into between YAM, on one hand, and the Company, PCN Operations, S.A. (“PCN”), Selina Operation One (1), S.A. (“Selina One”), and Selina Management Panamá, S.A., on the other hand (the “Selina Parties”).

The Separation Agreement includes the terms relating to the eventual buy-out of YAM’s equity interest in a joint venture arrangement, entered into in September 2017 between the Company and YAM (the “JV Arrangements”), pursuant to a shareholder agreement, entered into in December 2020 among the Company, Selina One and YAM, that governs PCN, the joint venture company that was established for the development and operation of the Company’s business in Panama, Costa Rica and Nicaragua.

Further to the Default Notice, on February 9, 2024, YAM sent to the Selina Parties a notice pursuant to which YAM purports to exercise certain rights in relation to the JV Arrangements and enforce various rights of YAM under pledges it holds over certain subsidiaries of PCN (the “PCN Group”) and guarantees provided by the Company and other subsidiaries. In particular, YAM is requesting information relating to PCN Group and, among other things, is seeking to accelerate a buy-out payment due pursuant to a put option accruing to YAM under the JV Arrangements, and change the directors of the pledged entities within the PCN Group. The Company estimates that the buy-out payment totalled approximately US$3.7 million as of January 4, 2024, which amount was prior to the additional sales of ordinary shares of the Company held by YAM since that date.

Management is assessing the situation and will vigorously defend the position of the Selina Parties and pledged entities, while continuing to seek to engage with YAM regarding settlement options. An amicable outcome from those discussions cannot be assured at this time and the enforcement actions could trigger cross-defaults under certain of the Company’s other financing arrangements.

The Second Amendment and other primary agreements relating to the JV Arrangements are summarized in a Report on Form 6-K issued on June 27, 2023 and the “Material Contracts” section of the Company’s 2022 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, such forward-looking statements include those pertaining to our beliefs about our ability negotiate settlement arrangements regarding certain of our liabilities. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: February 12, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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